

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 17, 2008

<u>By U.S. Mail and facsimile</u>
Mr. Yongke Xue
Chief Executive Officer
Entech Environmental Technologies, Inc.
A-4F Tongxinge, Xietong Building,
Gaoxin 2nd Road
Hi-Tech Industrial Zone
Xi'an, Shaanxi province, PRC 710065

> **Re:** **Entech Environmental Technologies, Inc**.
> **Registration Statement on Form S-1**
> **Filed March 26, 2008**
> **File No. 333-149896**

Dear Mr. Xue:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1</u>

<u>General</u>

1. Revise your filing to include updated financial statements for Pacific Group Holding Co., Ltd. See Rule 8-08(a) of Regulation S-X.

2.   Revise the periods for which you have presented pro forma financial information to reflect the most recent financial statements presented.

3.   Similarly, please update the disclosure throughout your filing, such as in the Management's Discussion and Analysis, to reflect the most recent financial statements as indicated by the comments above. We may have further comments.

4.   In an appropriate place in the S-1, discuss your present plans to change your name, as discussed in the Preliminary Information Statement you have filed with the Commission.

5.   The disclosure in Note 2 to your unaudited financial statements as of December 31, 2007 indicates that you filed on June 8, 2008 a registration statement to register the shares underlying the convertible notes payable (including liquidated damages) and warrants described therein. The disclosure further states that the "registration statement has not been declared effective by the Securities and Exchange Commission, and the Company will incur liquidated damages until the registration statement is declared effective." You requested withdrawal of that registration statement, file number 333-134826, on May 2, 2007, such that it will never be declared effective by the Commission. In addition, it appears that the notes have been converted to Series B Preferred Stock. Please advise and revise your disclosure accordingly.

6.   We note that, as disclosed on page 52 of the Form 8-K filed March 3, 2008, you issued 615,147 shares of Series B Preferred stock to Barron Partners LP in exchange for cancellation of principal and accrued interest aggregating approximately $5,055,418 on certain promissory notes held by Barron. In an appropriate place in the registration statement, please disclose the material terms of the debt cancellation agreement with Barron, including disclosing all amounts due under the debt, the reasons that the debt was incurred, and how the debt cancellation and issuance of Series B Preferred stock was approved by you. File the agreement with Barron that evidences the cancellation of the debt and issuance of Series B Preferred stock.

Selling Stockholders, page 30

7.   Please state whether or not any of the selling shareholders has, or has had within the past three years, any position, office, or other material relationship with the company or any of its predecessors or affiliates. If any selling shareholder has, or has had, such a relationship, please describe it.

8.   In footnotes to the selling shareholder ownership table, please identify the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders. *See* Interpretation No. 4S of the Regulation S-

K section of the Division of Corporation Finance's March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

Directors and Executive Officers, page 62

9.   You indicate that Mr. Emas is a director of your company. In light of the Form 8-K you filed April 8, 2008 saying he resigned effective April 7, 2008, please update your disclosure in this section and in other places in the filing accordingly. Please ensure that the current officers and directors of your company sign the next amendment to this Form S-1.

10.   Please revise your management biographies to provide five-year sketches without gaps or ambiguities. Disclose the positions held and the times of service in each case by providing the month and year that the executive held the position. For example, state the month Mr. Xue began to serve as a director of Shaanxi Tianren Organic Food Co., Ltd. Fill in the gaps in the biography of Ms. Liu from December 2006 to June 2007 and state what she did after she left Fortum Power and Heat Oy until she began with HyClone Biochemical. In addition fill in the gaps in the biography of Ms. Yan from July 2005 until she started with you, and between August 2003 until February 2004.

New Directors, page 63

   11. Revise your disclosure to indicate the actual date these directors were appointed.

Closing Comments

       As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Brad Skinner at (202) 551-3489 if you have any questions regarding your financial statements. Please contact Donna Levy, at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Jay Weil, Esq.
       D. Levy
       B. Skinner